UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

In accordance with Listing Rule 9.6.1, Pearson plc has today submitted to the National Storage Mechanism copies of each of the following documents:

●
Annual Report and Accounts for the year ended 31 December 2018
●
The Notice of Annual General Meeting ("AGM") to be held on 26 April 2019

The document is available on Pearson's website at https://www.pearson.com/corporate/ar2018.html

The document will shortly be available for inspection on the National Storage Mechanism website: http://www.morningstar.co.uk/uk/nsm

--------------------
IMPORTANT: EXPLANATORY NOTE AND WARNING

The primary purpose of this announcement is to inform the market about the publication of Pearson plc's Annual Report and Accounts for the year ended 31 December 2018 (the "2018 Annual Report and Accounts").

The information below, which is extracted from the 2018 Annual Report and Accounts, is included solely for the purpose of complying with DTR 6.3.5 and the requirements it imposes on issuers as to how to make public annual financial reports. It should be read in conjunction with Pearson plc's Preliminary Announcement issued on 22 February 2019, which is available on the Company's website at:

https://www.pearson.com/corporate/news/media/news-announcements/2019/02/pearson-2018-results.html

Together these constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the full 2018 Annual Report and Accounts. Page numbers and cross-references in the extracted information below refer to page numbers and cross-references in the 2018 Annual Report and Accounts.

RESPONSIBILITY STATEMENT

"Each of the directors, whose names and functions are listed on p80-81 confirms that, to the best of their knowledge:

●
The Group and Company financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the Group and Company
●
The strategic report contained in the annual report includes a fair review of the development and performance of the business and the position of the Group and Company, together with a description of the principal risks and uncertainties that they face.

This responsibility statement has been approved by the board on 11 March 2019 and signed on its behalf by:

Coram Williams
Chief Financial Officer"

RELATED PARTY TRANSACTIONS

"Joint ventures and associates

Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12.

Key management personnel

Key management personnel are deemed to be the members of the Pearson executive (see page 13). It is this Committee which had responsibility for planning, directing and controlling the activities of the Group in 2018. Key management personnel compensation is disclosed below:

All figures in £millions	2018	2017
Short-term employee benefits	6	12
Retirement benefits	1	1
Share-based payment costs	7	2
Total	14	15

There were no other material related party transactions. No guarantees have been provided to related parties."

PRINCIPAL RISKS AND UNCERTAINTIES

"The Board of Directors confirms that throughout 2018 they undertook a robust assessment of the principal risks facing Pearson, in accordance with provision C.2.1 of the 2016 UK Corporate Governance Code.

Our principal risks (as of 31 December 2018)

Listed in the table and shown on the adjacent risk map are the most significant risks that may affect Pearson's future. A longer list of business area and company wide risks is monitored and reviewed internally throughout the year. The most material risks are those which have a higher probability and significant impact on strategy, reputation or operations, or a financial impact greater than £50m, and are classed as our principal risks.

Due to internal mitigation efforts, treasury risk reduced in 2018 to the extent that it now falls below our threshold to be included as a principal risk.

At the time of publication, the UK remains due to leave the EU on 29 March 2019. Given the scheduled exit date and significant risk of no deal, we have advanced mitigation plans underway. These do not involve material cost and we will be able to unwind those plans without significant disruption or cost if it later becomes appropriate. Work continued throughout 2018 (led by a Steering Committee chaired by the CFO) to identify and mitigate any potential impact on our principal risks below, such as supply chain and operations (covered in the customer experience risk), tax and data privacy, as well as other areas such as treasury and workforce mobility, particularly in the event of a 'no deal' scenario. By virtue of that analysis and mitigation planning, we continue to believe that Brexit will not have a material adverse impact on Pearson as a whole; in particular we believe we have plans in place that will largely mitigate against the impact of a 'no deal' scenario. The following principal risks also relate to the material issues considered in the 2018 Sustainability Report: products and services, testing failure, political and regulatory, information security and data privacy, customer experience, and safety and security. You can read more in the Sustainability section on p32-40.

STRATEGY AND CHANGE
1. Business transformation and change:
The accelerated pace and scope of our transformation initiatives increase our risk to execution timelines and to business adoption of change. The risk is that benefits may not be fully realised, costs may increase, or that our business as usual activities are adversely impacted.

(Decrease in impact and probability)

Strategic priorities:
1 Grow market share through digital transformation
3 Become a simpler, more efficient and more sustainable business

Reason for risk rating: This risk has reduced due to the ongoing implementation of The Enabling Programme (TEP) in North America in the first half of 2018. This has reduced our financial risk impact. However, the scale, volume and accelerated pace of change, combined with the execution interdependencies, keep this as a high risk going into 2019. The 2017-2019 simplification programme is performing ahead of plan and now expects to deliver increased annualised cost savings in excess of £330m by the end of 2019, ahead of our original plan of £300m.
Existing controls:
➢  Change and Transformation office
➢  The Global Learning Platform (GLP) and The Enabling Programme (TEP) are standing Audit Committee agenda items
➢  Independent assurance regularly undertaken on the key programmes
Outcome of 2018 activities: In 2018, we continued to invest in the digital transformation and simplification of the company.
➢  We continued to develop the GLP - described in more detail under risk 2 - 'Products and Services'
➢  We implemented the next phase of TEP - primarily in North America - to progress the simplification of our business.
The 2017-2019 simplification programme moved into its implementation phase in 2018, with many initiatives now complete.
2019 outlook and plans: Business transformation and change initiatives will continue to support our strategic goals to accelerate our digital transition in higher education, to manage the print decline, and to reshape our portfolio, as outlined by our Chief Executive on p10-12 and covered in more detail under our strategy in action on p18-32.
In 2019, we will continue to roll out TEP to other geographies worldwide. All key programmes will continue to be closely monitored by the Audit Committee at each meeting (you can read more about their oversight of TEP and the GLP on p97-98).
We will continue to use our change and transformation office to drive plans to completion in 2019. Change management expertise and dedicated support have been put in place across North America, Finance and Human Resources teams.

2.Products and services:
Failure to successfully invest in, develop and deliver (to time and quality) innovative, market leading global products and services that will have the biggest impact on learners and drive growth, ensuring Pearson:
➢  Responds to market needs, as well as threats from both traditional competitors as well as disruptive innovation
➢  Offers products to market in line with our strategy, at the right price and with a deal structure that remains competitive.
This risk was revised and expanded in 2018 following a risk review against the strategic priorities, as well as a thorough analysis of underlying risk drivers. The definition has been changed as a result.

(No overall change)

Strategic priorities:
1 Grow market share through digital transformation
2 Investing in structural growth opportunities

Reason for risk rating: We have made significant progress in managing risks around our competition and the product and investment portfolio in 2018 due to the ongoing progress we have made in improving our processes and strategic investment recommendations.
However, due to the importance of product innovation (such as the ongoing development of the Global Learning Platform (GLP) and our investment in AI research) to achieving Pearson's strategic priority of digital transformation, the impact if this risk materialises remains high.
Competition
We have made significant progress understanding the competitive and structural threats, especially to our US Higher Education Courseware business, and made progress mitigating these.
We operate in competitive markets with many competitors across these markets. As the consumption of educational products and services shifts to digital and subscription models, this has the potential to lead to changes in the competitive structure of the markets in which we operate
Existing controls:
➢  Global product lifecycle process
➢  Portfolio management
➢  Audit Committee oversight of the GLP
Outcome of 2018 activities:
Product Innovation
Further investment was made in 2018 in development of the GLP - our single, cloud-based platform to support our learners and enable us to innovate faster in the future.
The first of our pilots - Rio - went live in September 2018: Pearson used the software to run a number of focus groups and targeted interactions with different schools and instructors during the latter half of 2018.
In addition, we are investing in other innovations, such as Artificial Intelligence (AI), to ensure that our products provide leading personalised learning experiences and better outcomes. In 2018, we appointed an industry expert to lead on the development of our AI products and solutions strategy.
Product and investment portfolio
Progress was made during 2018 in consolidating our key product portfolios. Portfolio investment allocation decisions were made using an agreed data-driven framework and the investment governance criteria and process were revised, spanning partnerships, portfolio strategy and geographies.
Competition
In 2018, we scaled the rental access model initiative from c.50-c.150 titles in total by the end of the year.
We also continued initiatives (e.g. pricing, format, policies, marketing, channel) to incentivise customers to move from print to digital products to help mitigate risks arising from the secondhand market and achieve our digital business transformation goals.
2018 saw the launch of additional anti-piracy initiatives (see risk 12, Intellectual Property, which includes piracy, for more on this risk).
2019 outlook and plans: Turning this risk into an opportunity - successfully accelerating our shift to digital as well as investing in and delivering the right products and services - is as critical to successful business performance in 2019 as we have flagged in previous years. As our Chief Executive highlights on p10, over time our aim is to transition to a digital first model for our learners, with print resources available as an 'add on' service.
Product Innovation
We will continue to invest in our development of the GLP (focusing on an enhanced Revel platform) and expect to launch in the second half of the year. The GLP will also enable us to better deploy AI and machine learning to drive advances in educational technology. Investment in the development of AI will also continue, such as using it to build on existing automated scoring capabilities using natural language processing.
Product and investment portfolio 2019 priorities include improving decision making effectiveness, for example by implementing a decision playbook to support how we make decisions for our products plus identify gaps in the decision making process and how to close them.
Competition
Our aims in 2019 are to significantly increase the number of US Higher Education Courseware products in the 'access first' or Subscription business model, as well as continuing our pricing simplification efforts in order to clarify and simplify our pricing structure for both sales representatives and customers.

3.Talent:
Failure to maximise our talent - Risk that we are unable to attract the talent we need and to create the conditions in which our people can perform to the best of their ability.

(Decrease in impact and probability)

Strategic priorities:
1 Grow market share through digital transformation
2 Investing in structural growth opportunities
3 Become a simpler, more efficient and more sustainable business

Reason for risk rating: This risk has reduced due to:
➢  Impact of improved financials: Stabilising financial performance has driven an improving outlook for employee incentivisation helping raise morale; also positive sentiment of strategy approved by the Board
➢  Compensation toolkit enabling managers to address specific retention risks as needed (with Executive approval); primary retention managed through total reward
➢  Better data enabling improved decision making
➢  Leadership development programmes.
Existing controls:
➢  Detailed monthly reporting of HR data and insights to proactively identify and manage risks, including turnover (voluntary and involuntary) data as well as gender diversity at all career grades, with regular Executive review to identify areas for improvement
➢  Consistent performance, talent and succession management processes
➢  Employee policies including the Code of Conduct
➢  Employee engagement forums and action plans
➢  Exit interviews conducted and monitored globally to identify any trends and concerns
➢  'Pearson U' learning platform
➢  External careers website and talent acquisition approach to improve attraction of digital skills
➢  Wide range of employee benefits.
Outcome of 2018 activities: To support our digital transformation, acquisition of digital talent is a high priority. Challenges continue with digital hiring but we are seeing some improvement, driven by clarity of skillset needed and a targeted compensation guide enabling Pearson to be more competitive. As a result, year over year percentage of digital hires is up by 37%. We also:
➢  Focused Leadership development programmes for senior leaders with specific mentoring programmes for high potential employee (HiPO) women in these roles
➢  Continued targeted learning throughout the organisation with 'Pearson U' learning platform enhancements, career development workshops, manager fundamentals training and emphasis on all employees having development goals
➢  Launched the Alumni programme
➢  Put greater focus on diversity and inclusion (D&I): we designed our future state diversity framework, governance and measurement model. We received awards for our localised D&I efforts and increased marketplace recognition. You can read more about our diversity, equality and inclusion activities under Sustainability on p38
➢·Released the organisational health index survey for all Pearson employees, the results of which will influence the priority order of the 2019 action planning.
2019 outlook and plans:  HR will continue to work with Pearson leaders to increase engagement and organisational health, acting on the findings from the organisational health survey taken in late 2018. Our aims in 2019 are to:
➢  Develop sustainable total reward programmes aligned to the business strategy
➢  Develop awards and recognition for the workforce and marketplace
➢  Deliver organisational design and change management to support business deliverables
➢  Upskill the workforce on digital customer channels B2B, while continuing to acquire new digital talent and expertise
➢  Drive sales performance through embedding best practice sales incentive design
➢  Empower managers with greater flexibility to make reward decisions for their teams, underpinned by greater transparency of our pay practices to our employees
➢  Refresh leadership skills, competencies and behaviours and continue leadership development programmes
➢  Refresh approach to performance management, adapting more contemporary practices to drive high performance
➢  Utilise new approach to talent review, assessing all VPs against required capabilities and culture needed
➢  Drive internal mobility through increased visibility to talent and cross-business development opportunities
➢  Promote enterprise-wide talent management mindset, owned by leadership across all areas. Develop a mindset for analytical, digital and innovation skills
➢  Deliver refreshed global diversity and inclusion approach, operational plan and measurement model; increase gender diversity, especially in senior leadership roles.

4.Political and regulatory risk: Changes in policy and/or regulations have the potential to impact business models and/or decisions across all markets. (No overall change)
Reason for risk rating: Despite a slight reduction in our risk exposure in the US from an educational standpoint, this risk remains high at the time of publication due to the potential for political instability in the UK arising from the potential for Brexit 'no deal' plus wider uncertainty and instability in the rest of the world.
Existing controls:
➢  Board and Executive oversight
➢  Government relationship teams
➢  Steering Committee monitoring the UK's departure from the EU
Outcome of 2018 activities: In 2018, we continued to build global political and regulatory relationships in the US and the UK, as well as an international political profile in order to understand future international risks and proactively mitigate them. In the US, we worked hard to highlight Pearson's credentials as an innovator in education and workforce readiness, specifically referencing Accelerated Pathways, Inclusive Access and workforce credentialing; we maintained fair market access through national and state partnerships and direct lobbying; and we worked with the National Governors Association Chair to shape his Initiative on developing workforce skills. In the UK, we continued to monitor actions associated with the UK's departure from the EU, working with government to mitigate business risk associated with regulatory changes. We also implemented our own internal mitigation and contingency plans in the event of a 'no deal'.
We also:
➢  Responded to the government's post-18 funding review, creating a commission to oversee research into vocational education and lifelong learning
➢  Continued executing thought leadership work to establish the role of BTECs in supporting learners into work and higher education as an alternative pathway
➢  Submitted responses to enquiries and consultations regarding technical/vocational education and related issues
➢  Continued to position Pearson in the UK as a leader, expert and innovator in T Levels. We were awarded the contract to develop, deliver and award two of the first three T Levels.
Internationally, we continued our ongoing efforts to position Pearson for PTE Academic accreditation in China, Canada and the UK, well as pursuing BTEC opportunities in Southeast Asia.
2019 outlook and plans: Pearson will continue to position itself as a leader in the education space, an innovator in higher education and establish the company as a key engine in workforce development and economic growth. We are also driving opportunities to engage directly with other businesses.
In the US, we are likely to see a push to increase higher education funding from new Democratic Governors and State Legislators, as well as a focus on connecting education to jobs. Pearson will continue to work with Governors and educate officials at the Federal and State level on Pearson's expertise in education and workforce.
Brexit may cause political instability in the UK arising from the potential for 'no deal' plus wider uncertainty and instability in the rest of the world. Pearson will continue to implement its mitigation and contingency plans in case of a 'no deal' (See 'customer experience' risk for supply chain specific Brexit mitigation actions).
Internally, trade tensions and political uncertainty with rising populism and nationalism could lead to further protectionist measures. We will continue to position Pearson with government officials and influencers in key markets for PTE Academic accreditation and BTEC opportunities, as well as widening participation in international forums and with national government contacts to mitigate regulatory risks.
We will continue to monitor legislation around the world for major shifts in education policy.

OPERATIONAL
5. Testing failure:
Failure to deliver tests and assessments and other related contractual requirements because of operational or technology issues, resulting in negative publicity impacting our brand and reputation.

(Decrease in impact and probability)
Strategic priorities:
3 Become a simpler, more efficient and more sustainable business

Reason for risk rating: As Pearson is an educational content, assessment and related services company, successfully managing this risk remains a priority.
This risk decreased in 2018 due to the continued migration of all student testing in North America to a secure cloud computing environment - Amazon Web Services (AWS). This has resulted in improved availability and stability.
We successfully delivered exams and testing in 2018 to a high standard of quality. We experienced minimal disruption of the ePEN (online marking system). However, the impact should we experience issues in our testing platforms or processes keeps this as a risk.
Existing controls: We seek to minimise the risk of a breakdown in our student marking systems with the use of:
➢  Robust quality assurance procedures and controls
➢  Oversight of contract performance
➢  Investment in technology, project management and skills development of our people, including software security controls, system monitoring, pre- deployment testing, change controls and the use of root cause analysis procedures to learn from incidents and prevent recurrence
➢  Use of AWS in Clinical and Schools
➢  IBM counter-fraud tool (Pearson VUE).
Outcome of 2018 activities: In North America, SchoolNet plus all Clinical products have now been successfully migrated to AWS. The next iteration of ePEN (UK and Australia) is also now AWS hosted. Pearson VUE also began the process of moving systems to more stable platforms.
Our Functional Skills qualifications were the first to go live on the new version of ePEN in the UK (in July) followed by General Qualifications in November. PTE Academic was also upgraded to stabilise the system.
In June 2018, a GCE A Level Maths C4 paper (taken by 50,000 pupils in England) was offered for sale online the night before the exam. This was the same paper that was leaked the year before. A police investigation was opened, however, the incident was far more limited in scope than it was the prior year, due to the additional security measures put in place as a result of the previous incident. Ultimately, the paper-based nature of examinations and the scale of the system means that security is heavily reliant on schools to maintain the security of the material. The investigation was able to make good progress in identifying the source of the leak.
The IBM security tool implemented by Pearson VUE started to yield benefits in terms of client adoption and positive feedback of the web monitoring. Alongside this, a new third party governance and assurance process was developed which will continue to be rolled out in 2019.
 2019 outlook and plans: The drive to continue improvements to availability and stability of testing systems, migrating and retiring legacy systems will continue in 2019, for example, migrating PTE Academic to AWS and further automating test publishing processes to reduce the risk of human manual error.
In UK qualifications, the potential impact should this risk materialise is potentially higher due to the fact that:
1)   2019 will see the main implementation of the ePEN upgrade. We will take into account the complexity of our systems, as well as external marking contract requirements
2)   We still have a number of reformed qualifications being delivered in 2019 which includes GCE Maths.
Given the high stakes nature of the UK testing business, the risk of security breaches remains, either malicious in nature or as a result of error. We are launching a malpractice review as part of the Joint Council for Qualifications. This will include question paper breaches but also cheating allegations more broadly.

6.Safety and security:
Risk to the safety and security of our people and learners arising from either the risk of injury and illness; our failure to adequately protect children and learners; or due to increasing local and global threats.
This risk has been expanded to incorporate all risks that could impact the safety and security of our people and learners into one risk. As a result, it now includes:
➢  Corporate security
➢  Travel safety
➢  Safeguarding and protection.

(Increase in probability)

Reason for risk rating: Corporate security risk probability increased, reflecting an increase in incidents in 2018 compared to 2017. The variety and global range of risks/threats we face are undiminished. The impact of an event occurring (and not just externally) could be significant.
There has been no change in terms of the overall risk status for both Health & Safety and Safeguarding. Serious safeguarding incidents may not be frequent but their impact remains high, both to the individual affected as well as to Pearson's reputation (there continues to be a focus on these issues worldwide, both in the government and in the media).
Existing controls:
➢  Global policies and minimum standards in place for Health & Safety, Security and Safeguarding
➢  Global audit and assurance programme
➢  Training and communication (e.g. global animation, new internal Health & Safety intranet site, IOSH Managing Safety Course)
➢  Staff Code of Conduct
➢  Third party risk management policy
➢  Local Safeguarding coordinators
➢  Everbridge mass notification system
➢  External travel management and intelligence.
➢  Key Performance Indicators in place (see p37-38 in Sustainability).
Outcome of 2018 activities:
Safeguarding
We continue to view Safeguarding as a fundamental obligation to our learners and a high priority for Pearson and as such it also forms part of our sustainability strategy (see p37 in Sustainability). We agreed a new Safeguarding strategy for 2018-2020, which includes a focus on Safeguarding in online and digital environments.
In addition, we implemented a new set of Safeguarding metrics, which enable a better analysis of how robust each business' Safeguarding is; and we completed a gap analysis on the Safeguarding assurance processes for each business. This identified eight areas where we will strengthen and deepen our assurance processes.
In April 2018, we co-hosted a seminar with the Lucy Faithfull Foundation: Creating 'child safe, child friendly organisations.' It explored the use of Situational Prevention in addressing abuse in schools. It was well attended with 97% saying they would apply the theory to their current role.
Corporate security and travel safety
Travel security continues to grow in support of new areas, not limited solely to higher risk locations.
Our Everbridge tool is now live in 21 countries and we released mandatory training and awareness for people travelling to high risk locations.
The corporate security team led reviews in 16 countries in 2018, identifying areas for improvement or further adoption of security policy/standards.
Health & Safety (H&S)
Due to ongoing implementation of H&S risk mitigation actions, we have seen a slight reduction in risk in 2018. Completed activities include:
➢  A significant revision of our Global H&S policy and standards with animation
➢  A global round of International IOSH 'Managing Safely' course
➢  The implementation of a business focused and risk-based health and safety assurance programme: in our 48 priority locations, implementation of the global H&S Standards continues to improve.
2019 outlook and plans: In 2019, we will continue to promote the message of prevention as well as reaction.
Safeguarding
We will continue to develop our practice and policy in regards to online Safeguarding: we have appointed an external consultant, who is a recognised expert in online Safeguarding, to assist us with our plans. Our plans include:
➢  Hosting a seminar which looks at best practice in online Safeguarding for internal staff and external partners
➢  Ongoing work on the Safeguarding action plan for the Pearson Institute of Higher Education in South Africa
➢  Publication and implementation of a sexual harassment policy in Pearson College London
➢  Ensure that our Safeguarding practice fully reflects the company's commitment to diversity.
Corporate security and travel safety
In 2019, we are forming a combined security and resilience governance group which will oversee management of this risk. Physical and travel security reviews of higher risk locations will be ongoing and we will continue to refine data specific to our Everbridge notification system.
Health & Safety
Our aims in 2019 are to:
➢  Deliver a real-time, global solution to report, escalate, investigate and action H&S Incidents
➢  Continue our robust business-focused and risk-based global assurance programme for 2019, which includes third party vendors where Pearson has outsourced risk activities
➢  Further develop the analysis of Occupational Health data in partnership with HR to ensure proactive and reactive intervention strategies are aligned.

7.Customer experience: Failure of either our current operations, supply chain or customer support to deliver an acceptable service level at any point in the end-to-end journey; or to accelerate Pearson's lifelong learner strategy and transformation.

Previously 'customer digital experience,' this risk has been redefined and expanded following a review of the global strategy implications, as well as a thorough analysis of the underlying risk drivers undertaken as part of the H2 2018 risk update process. As a result, we have expanded the customer experience and learner experience component of the risk and added operations (including supply chain) to better reflect the risks to delivering an optimal end-to-end customer journey.

(Slight increase in impact)

(Increase in probability)

Strategic priorities:
1 Grow market share through digital transformation
3 Become a simpler, more efficient and more sustainable business

Reason for risk rating: This risk is crucial to Pearson a) delivering a good service to our customers and b) enabling our digital transformation. As a result, we expanded and redefined the risk to include the end-to-end customer journey, whether for print or digital products and services (or a blend of the two).
This redefined risk remains rated high due to our ongoing transformation efforts which have the potential to impact on the customer experience.
We continued to make further improvements to our product platform stability and execution in 2018 and had good stability throughout both North America Back to School periods. This was our best year to date in terms of up time.
In the UK, we began the implementation of mitigation and contingency plans to manage a potential 'no deal' scenario regarding the UK's exit from the EU, given the possibility of a 'no deal' at the time of publication.
Existing controls:
➢  Real-time monitoring of systems (for service disruptions) and reporting of operational performance used to identify issues
➢  Release readiness reviews for our major product platforms
➢  Programme governance and hypercare
➢  Board oversight of Brexit risk
➢  In the UK, the Audit and Quality team have a secure supplier annual audit programme for suppliers dealing with Pearson confidential material (e.g. exam papers)
➢  New structure put in place to prevent fraud and incorrect orders to be placed by customers.
Outcome of 2018 activities:
Operations and supply chain
Our efforts in 2018 were focused primarily on the UK and North America. The Enabling Programme (TEP) went live for the first time in North America in May 2018, with ongoing hypercare put in place as a contingency plan to support supply chain stabilisation during implementation.
In the UK, as well as a TEP retrofit deployment, we also completed our move from the UK warehouse previously shared with Penguin. This was phased from the end of 2017 and completed in spring 2018. In parallel, we also undertook an in depth analysis into the impact on our supply chain and operations in the event of a 'no deal' Brexit, commencing work on implementing our mitigation and contingency plans to address these.
Customer experience
The customer experience is recognised as a key enabler and 'license to operate' in terms of Pearson's future strategy. In 2018, we realigned our priorities and plans across the business, in readiness to refocus on the learner experience in 2019.
Customer services
Customer services have made a lot of progress in terms of reducing this risk in 2018 and managing the challenges of the TEP deployments in North America and the UK.
Operational stability
We continued to focus in 2018 on performance and stability across all of our product platforms with roadmaps underway for stability, the user experience (UX) and competitive features across all product platforms.
2019 outlook and plans:
Operations and supply chain
In the US, our primary focus is to ensure that we are prepared for the Back to School periods, the first of which is in the spring of 2019.
In the UK, a team has been established that is taking end to end responsibility for our Learning Services operational delivery. We will continue to implement our mitigation and contingency plans to prepare for the possibility of a 'no deal' Brexit whilst we monitor the outcome.
Customer experience
In 2019, we will focus on learners and modernising our customer experience for clinical assessments, expanding our efforts to instructors and educators in 2020 and beyond.
Customer services
The focus in North America is preparing for and supporting further TEP implementations in order to minimise customer impacts as we move to new business processes and adopt new technology.
Operational stability
Our 2019 roadmap for North America Higher Education continues to be increasingly focused on security and performance of non functional requirements as well as third party interoperability.

8.Business Resilience:
Failure to plan for, recover, test or prevent incidents at any of our businesses or locations.
Incident management and technology disaster recovery (DR) plans may not be comprehensive across the enterprise.
Risk definition has been changed to focus on resilience, DR and incident management. Corporate security and travel safety now forms part of the expanded 'Safety and security' risk.

(No overall change)

Reason for risk rating: The business resilience programme continues to mature, although Pearson's global footprint means there remains a possibility of single events with major impact.
Work to improve incident management continues to see positive improvements
Existing controls:
➢  Policy in place
➢  Incident management process, including global notification and incident reporting tools
➢  Resilience Governance Board meetings
➢  Incident management and recovery teams
➢  ISO 22301 independent accreditation.
Outcome of 2018 activities: A new Pearson wide resilience policy and incident management framework was delivered in 2018 and work continued to improve business resilience and incident management capability across the organisation, including:
➢  Annual reviews and further refinement of the 'Top 40' and other locations involved in planning, testing and response to actual incidents
➢  Pearson Qualification Services recertified to ISO 22301, Business Continuity Management
➢  Developing the approach to digital resilience, including for the GLP and future digital product.
➢  Worked with Health & Safety, Facilities Management and Global Property towards embedding improvements across North America, although delivery is primarily in 2019
➢  High Impact Event (HIE) awareness and education took place across 13 Pearson locations in the second half of the year. This was well received and more are planned for 2019.
2019 outlook and plans: In 2019, we will continue to focus on prevention rather than reaction and refine our resilience approach to be responsive to both current and emerging risks. A combined Security and Resilience Governance Group will form in 2019.
Specific focus areas will be to:
➢  Better understand and mitigate risks to supply chain and vendor management
➢  Continue support to the GLP and TEP programmes
➢  Continue to refine DR planning for legacy systems
➢  Continue to support Data Centre resilience.

9.Harnessing the power of our data:
New risk: Failure to:
1) Maximise our use of data to enhance the quality and scope of current products and services in order to improve learning outcomes while managing associated risks.
2) Maintain data quality, accuracy and integrity to enable informed decision making and reduce the risk of non-compliance with legal and regulatory requirements.

We have previously included the second component under risk 1, business transformation and change.

Strategic priorities:
1 Grow market share through digital transformation
3 Become a simpler, more efficient and more sustainable business

Reason for risk rating: This is a new principal risk for 2018 and reflects the importance of data analytics in education (as outlined by our Chair on p8) such as driving improvements in learning, improving classroom productivity and making learning more affordable and more accessible.
We continue to evolve our business model so we are able to use our data in ways in which we can better service the needs of our customers.
Existing controls:
➢  TEP with Master Data Management (MDM) now live in both the UK and North America
➢  Data governance in place.
Outcome of 2018 activities: One of the outcomes of the work undertaken across Pearson in 2018 is that the concept and approach to data governance across customer and product is maturing. Our MDM footprint was expanded as part of TEP going live in North America in May 2018 - this consolidated North American customer and product data from three existing ERPs with what was already live in the UK. The product data footprint was also expanded in 2018 to meet the needs of our new rights and royalties system.
Work is continuing on customer data harmonisation, definitions and data representation which will also help support the ongoing promotion of data governance.
We began user capability work in the second half of 2018 which will allow us to begin to retire legacy systems.
Data privacy guidelines (concerning GDPR) were issued and are being taken into account in our data activities (see risk 11 which covers our data privacy risk and GDPR readiness in more detail).
2019 outlook and plans: We will start work to expand MDM and ERP user capabilities to enable decommissioning of legacy product data systems (target retirements to start Q4 2019). This is expected to highlight issues in data harmonisation that will need to be resolved.
Expanded customer data harmonisation and quality activities are also being planned for early 2019.
We will continue to develop the concept of data governance through defining ownership, policies, and funding for transactional and reference data governance.
Future mitigation plans for this risk will focus on how we collect data, how we use it and the structures we have in place to manage associated risks, both regulatory and reputational.

FINANCIAL
10.Tax:
Legislative change caused by the OECD Base Erosion and Profit Shifting (BEPS) initiative, the UK exit from the EU, or other domestic government initiatives, including in response to the European Commission State Aid investigation into the UK CFC exemption, results in a significant change to the effective tax rate, cash tax payments, double taxation and/or negative reputational impact.

(Increase in impact)

(Decrease in probability)

Reason for risk rating: The risk impact increased in 2018 due to the ongoing potential financial (cash) impact of the announcement in November 2017 of the European Commission opening decision on the UK Controlled Foreign Companies exemption (see note 34, contingent liabilities, on p206). We continue to await a final decision from the investigation.
We have recorded a significant one off tax benefit in 2018 (please see our CFO's commentary on p44 for more on this), however we do not anticipate a significant change in the ongoing effective tax rate of 21%.
Existing controls: Our tax strategy reflects our business strategy and the locations and financing needs of our operations. In common with many companies, we seek to manage our tax affairs to protect value for our shareholders, in line with our broader fiduciary duties. We do not seek to avoid tax by the use of 'tax havens' or by transactions that we would not fully disclose to a tax authority. We are guided by our taxation principles, which include complying with all relevant laws, including claiming available tax incentives and exemptions that are available to all market participants.
The CFO is responsible for the tax strategy; the conduct of our tax affairs and the management of tax risk are delegated to a global team of tax professionals. The Audit Committee oversees the tax strategy and receives a report, including a risk deep dive, on this topic at least once a year (see p97). Our published tax report provides our position on tax.
Outcome of 2018 activities: In 2018, the Audit Committee reviewed our updated tax strategy and approved our second tax report which was published in the second half of the year.
During 2018 we worked through the implications of the State Aid opening decision, with the support of external advisors. We took appropriate action in response to US tax reform at the end of 2017.
2019 outlook and plans: Our focus in 2019 will be the monitoring of (and to react accordingly to):
➢  EU State Aid decisions
➢  The implications of the UK's exit from the EU. The ongoing uncertainty does not allow us to confirm the tax implications, although we continue to expect that there should not be material incremental taxes payable (in either a 'deal' or 'no deal' scenario).
We will continue to assess US tax legislation changes, including guidance issued in December 2018, as well as monitoring potential tax law changes globally, and implement mitigation plans if required. In addition, we will monitor the most recent initiatives in the BEPS Project.
Media and public scrutiny on tax issues will continue to be actively monitored by both the Tax and Corporate Affairs teams.

LEGAL AND COMPLIANCE
11.Information security and Data privacy:
Risk of a data privacy incident or other failure to comply with data privacy regulations and standards, and/or a weakness in information security, including a failure to prevent or detect a malicious attack on our systems, could result in a major data privacy or confidentiality breach causing damage to the customer experience and our reputational damage, a breach of regulations and financial loss.

(No overall change)

Reason for risk rating: Risks concerning cyber-security and data privacy remain high due to complex external factors.
Data privacy risk has reduced slightly due to the work undertaken to remediate risks under the EU's General Data Protection Regulation (GDPR). However, this mitigation is offset by risks associated with the proliferation of data privacy laws outside of the EU and North America.
Existing controls:
➢  Information Security and Data Privacy Offices
➢  ISO 27001 controls including strong encryption, patching, monitoring, and access controls
➢  Privacy impact assessment process
➢  Regular audits
➢  Automated tools
➢  Published policies, processes and guidelines, global training and awareness including annual awareness week
➢  Risk management framework
➢  Vendor oversight
➢  Audit Committee risk 'deep dive'. See p98.
Outcome of 2018 activities: GDPR regulations came into force across the EU on 25 May 2018. This introduced more onerous privacy obligations and more stringent penalties for non-compliance. As Pearson operates across several EU Member States, Pearson will still need to comply with GDPR even when the UK leaves the EU. A key focus of our data privacy efforts in 2018 has been putting plans in place to ensure that we were appropriately prepared for GDPR.
In addition to the work undertaken to prepare for GDPR, we continued to work to improve the security of our critical products, implementing a joint privacy and security process for new vendors.
The information security team worked proactively to identify and remediate security threats to Pearson. The improvement programme continued, ensuring that infrastructure, core platform and product deliveries across Technology (including Cloud and network transformation, the GLP, Enterprise Core platforms) include security controls and protection as fundamental components.
The programme to review our top vendor contracts from an information security standpoint was implemented in 2018, gaining good traction with different business areas.
2019 outlook and plans: With an evolving regulatory landscape, in addition to ongoing GDPR compliance, the Data Privacy Office will assess new laws and regulations coming into force in a number of jurisdictions and prepare for their implementation.
The information security team will continue to drive security maturity with the expansion of Vendor Risk Assessments, Multi-Factor Authentication, and pervasive data encryption (and also thus security compliance to regulatory requirements such as GDPR, PCI, HIPAA and FERPA).

12.Intellectual property (including piracy):
Failure to adequately manage, procure, register or protect intellectual property rights (including trademarks, patents, trade secrets and copyright) in our brands, content and technology, may (1) prevent us from enforcing our rights, and (2) enable bad actors to illegally access and duplicate our content (print and digital counterfeit, digital piracy), which will reduce our sales and/or erode our revenues.

Rights, permissions and royalties have been removed from this risk as it has reduced to the extent it no longer meets our threshold for a principal risk and we expect this to remain the case going forward.

(Increase in probability)

Reason for risk rating: The probability of digital piracy risk has increased as online copying and security circumvention have become increasingly sophisticated and resistant to available countermeasures.
Notably, 2018 introduced more sophisticated-appearing 'digital counterfeit' websites now selling unprotected PDF files of certain Pearson's titles, using modern and sophisticated ecommerce methods. This is a nascent challenge that we are now addressing and 'flat PDFs' are a small portion of our portfolio and revenues.
From an IP perspective, increasing our digital business exposes us to more trademark, copyright and patent infringement risks.
Existing controls:
➢  Robust set of policies, copyright clearance standards, procedures and systems in place
➢  Global trademark monitoring platform
➢  Cooperation with trade associations and other educational publishers
➢  Monitoring of technology and legal advances
➢  Patent programme in place
➢  IP protection programme in place
➢  Legal department provides ongoing monitoring and enforcement of print counterfeit and digital piracy
➢  Employee awareness and training, including a site to improve best practice around patents
➢  Single rights management system in place for UK, US and Canada.
➢  Close cooperation with US higher education channel partners (e.g. Amazon, Barnes & Noble, Follett) to prevent print counterfeit.
Outcome of 2018 activities: A very active patent filing took place to ensure protection of our rapidly evolving next gen technology for the GLP (this is expected to continue).
We also recorded key Pearson trademarks with U.S. Customs and Border Protection (CBP) to enable CBP's seizure of suspected counterfeit textbooks. This recordation has already resulted in several seizures by CBP.
Piracy
We increased our focus and awareness around digital and print counterfeit, and digital piracy, across Pearson's ecosystem, via policies, best practices, and channel partner reviews - effectively coordinated via Pearson's IP Protection Programme.
Print counterfeit via authorised partners was greatly reduced in 2018 following successful enforcement against overseas distributors.
2019 outlook and plans: We will continue to streamline our portfolios; procure and register expanded rights in our high value IP globally, including expanding our patent portfolio; monitor activities and regulations; and proactively enforce our rights, taking necessary legal action.
We are in the process of drafting the broader IP policy for launch in 2019. This will be accompanied by additional IP training modules.
In 2019, we will continue to:
➢  Undertake ongoing monthly test buys
➢  Closely monitor and enforce against marketplace piracy and digital counterfeit sites
➢  Explore watermarking to detect sources of digital piracy
➢  Investigate use of vendors to gain better visibility and enforcement tools against marketplace piracy (both print and digital)
➢  Review product requirements to make Pearson products and infrastructure more resistant to piracy.

13.Compliance including antibribery and corruption (ABC) and sanctions:
Failure to effectively manage risks associated with compliance (global and local legislation), including failure to vet third parties, resulting in reputational harm, ABC liability, or sanctions violations.

(Increase in probability)

(Decrease in impact)

Reason for risk rating: As a result of the due diligence programme we are currently undertaking, it is likely we will uncover more risks.
Conversely, as a result of the more robust due diligence, training and awareness currently being undertaken, we are less likely to see future risks with a 'severe' impact and, where risks appear, we are more likely to see effective mitigation strategies and follow up that reduce potential exposure.
Existing controls:
➢  Internal policies, procedures and controls including employee ABC policy certification
➢  Employee and business partner codes of conduct (see also 'Respect for human rights'' under Sustainability on p36)
➢  Local Compliance Officers (LCOs) in place
➢  Corporate Compliance and Ethics awareness week
➢  Audit Committee risk 'deep dive'. See p98.
Outcome of 2018 activities: Internal procedures, controls and training continue to mature, which are designed to prevent corruption. Pearson's Code of Conduct was 100% completed in 2018. The Code of Conduct includes references to ABC policy and requirements. Pearson's ABC policy establishes a consistent set of expectations and requirements regarding ABC for all our personnel and business partners to adhere to.
In 2018, we took lessons learned from our pilot project in 2017 and revamped a global approach to our third party ABC due diligence process. We improved contractual provisions, outlined a flow chart as to when certain terms should be used, and implemented the due diligence process in all of Growth and most of Core markets. We conducted due diligence on over 2,800 third party suppliers last year, and have conducted due diligence on thousands of third party test centres.
In addition to the two key areas of activity above, we also:
➢  Conducted fieldwork for ABC assessments as well as revising the risk assessment process itself to make it more efficient and in line with FCPA and UKBA specifications
➢  Undertook gifts and hospitality and travel and expenses training for North America Higher Education Sales, other key North America businesses, plus face-to-face training on ABC in all our geographies
➢  Rolled out a gifts and hospitality monitoring tool in all of our Growth geographies in 2018
➢  Remediated all items in riskiest markets from 2017 risk assessments.
Ethics whistleblowing hotline reports using a third party platform have remained steady, with overall numbers in line with the reports of previous years. Our time to close cases has remained consistent with 2017 numbers. In addition, we have increased collaborative reporting with other investigations teams within Pearson.
We also rolled out revised policies for the following in 2018:
➢  Sanctions
➢  Global Conflicts of Interest
➢  ABC policy and training course, including due diligence, that is mandatory for high-risk populations
➢  Raising concerns and anti-retaliation policy, plus launched Speak Up campaign.
2019 outlook and plans: In 2019, we will continue to expand our third party due diligence programme, implementing the process for all new third parties across the UK, USA, Western Europe and Canada.
The Code of Conduct is being revised for 2019 with updates and revisions due to be launched in the spring.
2019 will also see further promotion of the Conflict of Interest policy; additional checks around sanctions; additional ABC risk assessments; further consideration of pan-Pearson fraud issues plus strengthened investigations processes and reporting with other teams.
Additionally, we will continue work started in 2018 rolling out our gifts and hospitality tool as well as exploring the possibility of an automated tool appropriate for the US market.

14.Competition law:
Failure to comply with antitrust and competition legislation could result in costly legal proceedings and/or adversely impact our reputation.
(Increase in probability)

(Decrease in impact)

Reason for risk rating: The likelihood increased from 2017 due to recent increased activity by regulators looking into historical issues e.g. two recent investigations into Industry Association practices commenced in South Africa, following the similar investigation in Spain. Investigations in South Africa are still ongoing and the authority has yet to evidence that Pearson has committed significant wrongdoing. A final decision in Spain is still pending.
However, the impact of the risk has generally gone down. Risks uncovered to date do not carry exposure that is material for Pearson at a group/worldwide level. While the risk of material issues remains, we believe we have mitigated this risk as a result of our better controls and initiatives.
Existing controls:
➢  Global policy in place
➢  Training and guidance, including live and video training
➢  Regular internal communications
➢  Lawyer network
➢  Additional individual training to employees representing Pearson in Industry Association meetings.
Outcome of 2018 activities: In 2018, we significantly increased our employee training to include videos, with the target of getting every relevant employee certified. The lawyer network supported this with one to one communications with every employee attending Industry Association meetings to ensure that they were risk aware.
➢  Development of e-learning modules and gamified learning continued
➢  Plans were developed to track engagement, for example in terms of the number of employees trained, those undertaking e-learning tests, etc
2019 outlook and plans: In 2019, we will continue to conduct ongoing training and release e-learning modules.
Pearson's lawyer network actively reviews our engagement with trade associations and other organisations, to ensure that it remains appropriate."

LEGAL NOTICE

"This document includes forward-looking statements concerning Pearson's financial condition, business and operations and its strategy, plans and objectives. In particular, all statements that express forecasts, expectations and projections, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements.

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may occur in the future. They are based on numerous expectations, assumptions and beliefs regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are various factors which could cause Pearson's actual financial condition, results and development to differ materially from the plans, goals, objectives and expectations expressed or implied by these forward-looking statements, many of which are outside Pearson's control. These include international, national and local conditions, as well as the impact of competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and, in particular, the risk factors set out in this document, which you are advised to read. Any forward-looking statements speak only as of the date they are made and, except as required by law, Pearson gives no undertaking to update any forward-looking statements in this document whether as a result of new information, future developments, changes in its expectations or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 25 March 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary